EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Six months ended June 30,
		2014	2013

Earnings from continuing operations before income taxes		$313	$294
Less:	Equity earnings	(35)	(33)
Add:	Total fixed charges deducted from earnings	112	131
	Dividends received from equity investees	33	36

	Earnings available for payment of fixed charges	$423	$428

Fixed charges

	Interest expense	$111	$128
	Portion of operating lease rental deemed to be interest	1	3

	Total fixed charges deducted from earnings and fixed charges	$112	$131

Ratio of earnings to fixed charges		3.8	3.3